
Mail Stop 7010

December 13, 2007

Frederic Scheer
President, Chief Executive Officer, and Chairman
Cereplast, Inc.
3421-3433 West El Segundo Boulevard
Hawthorne, California 90250

> **Re:** **Cereplast, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **File No. 333-126378**

Dear Mr. Scheer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Item 8A. Controls and Procedures, page 14

1. We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in reports submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be

in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e). This comment is also applicable to your Form 10-Qs for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007.

Statement of Shareholders' Equity, page 25

2.   With a view towards future disclosure, please help us understand how you are accounting for the 5 million shares of common stock you issued to Cumorah Capital upon execution of your Periodic Equity Investment Agreement. Based on your disclosure on page 13 of your Form 10-K for the fiscal year ended December 31, 2006 and on page seven of your Form 10-Q for the quarterly period ended September 30, 2007, it appears that these shares were issued in February 2006. It also appears that your financing agreement has a commitment period of 24 months. Therefore, please tell us how you are accounting for the costs of these shares and the period over which these shares are being expensed. Please reconcile your discussion to the amounts disclosed in your financial statements for the year ended December 31, 2006 and the period ended September 30, 2007. Also tell us what specific literature you referenced in formulating your accounting policy.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Patricia Armelin at (202) 551-3747, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief